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                                 EXHIBIT (a)(2)
                Press Release of New China dated January 17, 2003

ANNOUNCEMENT OF GOING PRIVATE TRANSACTION OF NEW CHINA HOMES, LTD.

BOCA RATON, FL - JANUARY 17, 2003 - New China Homes, Ltd., (NASDAQ:NEWC) today announced that it has executed a non-binding letter of intent with Far East Consortium International Limited, currently the Company's major shareholder holding over 63% of the Company's outstanding common shares in connection with a proposal by Far East to take the Company private.

On January 15, 2003, an independent director committee of the Board of Directors and its independent financial advisor met with Far East in Hong Kong, SAR to consider Far East's going private proposal. After negotiations with Far East, the independent committee board later met with the Company's full Board of Directors and unanimously recommended that the full Board approve the negotiated terms of the Far East proposal. After considering a number of factors, including the independent director committee's recommendation, the Company's Board of Directors met again on 17 January, 2003 and unanimously approved the terms of Far East's going private proposal and executed the letter of intent with Far East.

Pursuant to the letter of intent, the Company would be redomiciled from the Cayman Islands to the British Virgin Islands. The redomicile would be followed soon after by a merger with a newly formed British Virgin Islands company wholly-owned by Far East, with the new BVI company surviving the merger. Shareholders (other than Far East) would receive US$0.22 in cash per common share and each of our warrant holders would receive US$0.01 in cash per warrant. The new BVI company would then continue New China's business as a privately held company, and New China would cease to exist.

Completion of the redomicile and merger is subject to approval of the Company's shareholders. The Company plans to announce at a later time the record and meeting dates for the special meeting of shareholders to consider the going private transaction proposed by Far East.

ABOUT NEW CHINA HOMES, LTD.

New China Homes, Ltd., is the developer of California Gardens, a planned residential suburban community located on an approximately 350 acre site in northwest Shanghai. California Gardens has received critical acclaim for its innovative design, and has been frequently cited as an excellent example of the significant accomplishments in residential development under China's housing reform program. Among its many awards is the Most Recommended Housing Project presented by various professional and government agencies.

Over 2,300 homes have been sold or are under contract to be sold at the California Gardens development, with a total projection of approximately 8,161 homes for the completed development.

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Except for the factual statements made herein, the information contained in this press release consists of forward-looking statements that involve risks and uncertainties that are difficult to predict. Such risks and uncertainties include but are not limited to, changes in local market conditions, government regulations, lagging home sales growth, ability to obtain mortgage financing. Words and expressions reflecting optimism and satisfaction with current prospects as well as words such as "believe," "expects," "plans," "anticipates," "projects" "estimates," and variations thereof, identify forward looking statements, but their absence does not mean that a statement is not forward looking. Reference is also made to other factors set forth in the Company's filings with the Securities and Exchange Commission, including the "Risk Factors," and other sections of the Company's Form-20-F. These forward looking statements speak only as of the date of this release, and the Company undertakes no obligation to publicly update any forward looking statements to reflect new information, events or circumstances after the date of this release.